EX-99.h.1.ii

AMENDMENT NO. 1 TO
SCHEDULE A

DELAWARE GROUP LIMITED-TERM GOVERNMENT FUNDS

SHAREHOLDER SERVICES AGREEMENT

APPLICABLE SERIES

AMENDED AS OF OCTOBER 4, 2019

Delaware Limited-Term Diversified Income Fund	Effective as of April 19, 2001
Delaware Tax-Exempt Income Fund	Effective as of October 4, 2019
Delaware Tax-Exempt Opportunities Fund	Effective as of October 4, 2019
Delaware Tax-Free California II Fund	Effective as of October 4, 2019
Delaware Tax-Free New Jersey Fund	Effective as of October 4, 2019
Delaware Tax-Free New York II Fund	Effective as of October 4, 2019
Delaware Tax-Free Oregon Fund	Effective as of October 4, 2019

AGREED AND ACCEPTED:

DELAWARE INVESTMENTS FUND		DELAWARE GROUP LIMITED-TERM
SERVICES COMPANY		GOVERNMENT FUNDS
for its series set forth in this Schedule A

By:	/s/ Richard Salus	By:	/s/ Shawn K. Lytle
Name:	Richard Salus	Name:	Shawn K. Lytle
Title:	Senior Vice President and	Title:	President and Chief Executive Officer
Global Head of Fund Services